August 18, 2005
Zip+4 Code:  20549-3561

Via Fax & U.S. Mail

Mr. Benedict Van
Chief Executive Officer
PeopleNet International Corporation
5201 Great America Parkway, Suite 239
Santa Clara, California 95054

RE:	PeopleNet International Corporation (the "Company")
	Form 10-KSB for the Fiscal Year Ended December 31, 2004
	Form 10-QSB for the Quarter Ended March 31, 2005
	File No. 000-33033

Dear Mr. Van:

      We have reviewed your filings that are referenced above. We have limited our review to your financial statements and related disclosures, and we have the following comments. Where indicated, we think you should revise your document in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2004

Item 3. Legal Proceedings
Note 10 - Commitments and Contingencies

1. We note per your disclosures in the "Commitments and Contingencies" footnote to your financial statements and the "Legal
Proceedings" section of your document that in April of 2002 your company became subject to litigation (as a defendant) due to your affiliation with your former parent Pacific Systems Control Technology (PSCT). It appears that at the time of the litigation, Pacific Systems had agreed to indemnify all of its subsidiaries, including PeopleNet, from any liabilities arising from the case - including expenses, fees, or judgment. We note that in February of
2003, Pacific Systems and its subsidiaries entered into a global settlement and mutual release of all claims arising from the litigation. You state that under this agreement, the cross-defendants, including your company, will pay the plaintiff a total sum of $100,000, plus interest at 10% per year. As your company is no longer a subsidiary of Pacific Systems Control Technology, please
tell us and revise your document to disclose (1) the portion of the
settlement liability that has been allocated to your company and
(2)
whether PSCT still intends to or is able to indemnify your company for its portion of the settlement liability. If PSCT does not intend to or is unable to indemnify your company for its portion of the settlement, please tell us and revise your document to disclose the amount of the liability and expense that you have recorded in your financial statements. If no liability has been reflected in your financial statements, please explain why.

Item 6.  Management`s Discussion and Analysis or Plan of Operation

Results of Operation

2. Please revise your disclosures in the "Results of Operations" section of your document to discuss significant changes in your company`s results of operations for each of the last two fiscal years, and to discuss the nature and amounts of any significant expenses that your company incurred in each of the last two fiscal
years.   For example, please disclose the following:
* The nature and amounts of the general and administrative expenses and professional fees that your company has incurred in each of the last two fiscal years.
* A discussion of the amortization of intangibles expense and the impairment of intangible assets incurred in 2003.
* The nature of the management fee revenue earned by your company in fiscal year 2003, and why your company is no longer earning similar revenues.
Please refer to our Interpretive Release about Management`s Discussion and Analysis (FR-72) for further guidance.

Costs and Expenses

3. We note the disclosure indicating that the Company had no rent expenses for 2004 as office space was provided without charge by ECapital Group, Inc. We further note from the table included in Item
11. Security Ownership of Certain Beneficial Owners and Management that ECapital owns 30.3% of the Company`s common shares and is therefore a principal shareholder. Given ECapital`s status as a principal shareholder of the Company, please revise the Company`s financial statements to reflect the fair value of the office space provided to the Company by ECapital free of charge as an expense and a capital contribution in the Company`s financial statements. Refer to the guidance outlined in SAB Topic 5:T.

Liquidity and Capital Resources

4. We note that your company received a going concern opinion from its independent auditor. We also note per Footnote 14 to your financial statements, that you believe that your company needs to obtain at least $2M over a short period of time to market its new products. Due to the substantial doubt about your company`s ability to continue as a going concern and the significant amount of capital that your company needs to obtain to fund its operations, we believe that your disclosures in the "Liquidity and Capital Resources" section of your document (or your disclosures in other areas of MD&A) should be expanded significantly to include the following disclosures:
* The pertinent conditions that have led to the substantial doubt about your company`s ability to continue as a going concern, including the significance of such conditions.
* Management`s plans with regard to mitigating or alleviating the substantial doubt about your company`s ability to continue as a going concern, including management`s plans for producing cash flows from activities that are not merely financing in nature.
* A discussion of whether it is likely that your company will have to discontinue its operations if adequate financing can not be obtained from private placement, shareholders, or ECapital Group, Inc.
* A discussion of existing or expected cash requirements and their timing.
Please refer to Section IV of FR-72, our Interpretive Release about
Management`s Discussion and Analysis and paragraph 10 of SAS 59 for further guidance.

Item 10. Executive Compensation

5. We note the disclosure in the table indicating that 350,000 options with an exercise price of $2.00 were granted to James McCargo during 2004. This disclosure is inconsistent with the disclosure in note 12 which indicates that no options were granted in 2004. Please revise the notes to your audited financial statements to include the disclosures required by SFAS No.123 and SFAS No.148 with respect to the stock options granted to James McCargo during 2004.






Financial Statements

Notes to Financial Statements Financial Statements

Note 12 - Common Stock / Options

6. We note per Footnote 12 to your financial statements and the stockholder`s equity section of your balance sheet that your company received cash of $152,000 for shares of common stock that were not issued prior to the balance sheet date. Since the shares were not yet issued at December 31, 2004, please revise to reflect the $152,000 as a liability for un-issued shares in your December 31, 2004 balance sheet.

Form 10-QSB for the Quarter Ended March 31, 2005

General

7. Please address our comments regarding your Form 10-KSB in your Form 10-QSB dated 03/31/2005, as applicable.

Item 1. Financial Information - (unaudited)

Notes to Financial Statements

Note 7 - Related Party Transactions

8. We note per your related party footnote that your company entered into a consulting agreement with ECapital Group, Inc. on January 1,
2005, under which you agreed to pay ECapital Group, Inc. $125,000 to manage the programming and setting up of Peoplenet.com for your company. Based upon your disclosures it appears that the full $125,000 was expensed as professional fees in the quarter-ended March
31, 2005. Please tell us the term of your agreement with ECapital Group, Inc. If your agreement with ECapital Group, Inc. extends beyond March 31, 2005, please tell us why you believe it is appropriate to recognize the full expense of the agreement in the first quarter of your 2005 fiscal year. If the agreement requires your company to make additional payments in future periods, please disclose the amounts and timing of such payments.

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Jeffrey Sears at (202) 551-3302 or the undersigned at (202) 551-3813 if you have questions regarding our comments on the financial statements and related matters.

      Sincerely,


      					Linda Cvrkel
								Branch Chief

Via facsimile:	Benedict Van
		(408) 988-1788
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Mr. Benedict Van
PeopleNet International Corporation
August 18, 2005
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